

January 8, 2015

Via E-mail
David M. Handler
Chief Executive Officer
Corindus Vascular Robotics, Inc.
309 Waverley Oaks Road, Suite 105
Waltham, MA 02452

> **Re:** **Corindus Vascular Robotics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 29, 2014**
> **File No. 333-199498**

Dear Mr. Handler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. Please disclose and discuss the decreasing rate of system sales during 2014 reflected in your response to prior comment 3. Also, please discuss why your consumables sales decreased in your most recently reported quarter given that the total number of your systems sold to date apparently has been increasing.

Executive Officers and Directors, page 57

2. Please note that prior comment 13 sought disclosure of additional information regarding the status of the agreements. However, we note that you have instead deleted disclosure. If a person was selected as a director pursuant to a then existing arrangement or understanding, you should disclose that information as required by Regulation S-K Item 401.

David M. Handler
Corindus Vascular Robotics, Inc.
January 8, 2015
Page 2

3.   We note your response to prior comment 14; however, if an individual is a vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), that person is an executive officer as defined in Rule 405. Please revise your response or disclosure as appropriate.

Executive Compensation, page 63

4.   Please update the disclosure required by Regulation S-K Item 402 to include information for the year ended December 31, 2014. For additional guidance, see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission's website.

Certain Relationships and Related party Transactions, page 70

5.   We note the date in the first sentence of this section. Please ensure that your disclosure is current and also includes the historic information for the period addressed in Instruction 1 to Regulation S-K Item 404 or Instruction 2 to Item 404(d), as applicable.

Where you can find additional information, page 83

6.   Please tell us how and when you intend to address the disclosure that you identify as "incorrect" in your response to prior comment 23.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

David M. Handler
Corindus Vascular Robotics, Inc.
January 8, 2015
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan, Assistant Chief Accountant, at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Mark J. Mihanovic